Exhibit 4.17

DESCRIPTION OF SECURITIES

The following description summarizes the material terms and provisions of Verb Technology Company, Inc.’s common stock, preferred stock and warrants. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation, which we refer to as the articles of incorporation, warrants, and our amended and restated bylaws, as may be amended, which we refer to as the bylaws. The terms of our common stock, preferred stock and warrants may also be affected by Nevada law.

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value per share, and 15,000,000 shares of preferred stock, $0.0001 par value per share, of which 6,000 shares have been designated Series A Convertible Preferred Stock, or Series A Preferred Stock. As of May 5, 2020, we had 29,894,621 shares of common stock outstanding and 3,246 shares of Series A Preferred Stock outstanding.

Common Stock

All outstanding shares of our common stock are fully paid and nonassessable. The following summarizes the rights of holders of our common stock:

●	a holder of common stock is entitled to one vote per share on all matters to be voted upon generally by the stockholders and are not entitled to cumulative voting for the election of directors;

●	subject to preferences that may apply to shares of preferred stock outstanding, the holders of common stock are entitled to receive lawful dividends as may be declared by our board of directors;

●	upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive a pro rata portion of all our assets remaining for distribution after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock;

●	there are no redemption or sinking fund provisions applicable to our common stock; and

●	there are no preemptive, subscription or conversion rights applicable to our common stock.

Preferred Stock

All of the preferred stock authorized in our articles of incorporation is undesignated. Our board of directors is authorized, without further approval from our stockholders, to create one or more series of preferred stock, and to designate the rights, privileges, preferences, restrictions, and limitations of any given series of preferred stock. Accordingly, our board of directors may, without stockholder approval, issue shares of preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends payable to holders of our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of us, all without further action by our stockholders. The following is a summary of the terms and conditions of the Series A Preferred Stock.

Series A Preferred Stock

The rights and preferences of the Series A Preferred Stock are outlined below.

Rank and Liquidation Preference

Shares of Series A Preferred Stock rank prior to our common stock as to distribution of assets upon liquidation events, which include a liquidation, dissolution or winding up of our company, whether voluntary or involuntary. The liquidation preference of each share of Series A Preferred Stock is equal to $1,000.00, or the Series A Stated Value, plus any accrued but unpaid dividends on the Series A Preferred Stock and any other fees or liquidated damages then due and owing under the Certificate of Designation of Rights, Preferences, and Restrictions of Series A Convertible Preferred Stock, or the Certificate of Designations. If the assets are insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of our Series A Preferred Stock shall be distributed pro rata among the holders of our Series A Preferred Stock in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

Dividend Rights

The holders of Series A Preferred Stock are entitled to receive lawful dividends as may be declared by our board of directors.

Optional Conversion Rights

Each share of Series A Preferred Stock is convertible at the option of the holder into shares of our common stock at any time. Each share of Series A Preferred Stock is convertible into the number of shares of common stock as calculated by dividing the Stated Value of such share of Series A Preferred Stock by the conversion price. The conversion price was initially $1.55 per share of Series A Preferred Stock, subject to adjustment; therefore, each share of Series A Preferred Stock was initially convertible into approximately 645 shares of common stock, which number is equal to the quotient of the Stated Value of the Series A Preferred Stock of $1,000.00 divided by the initial conversion price of $1.55 per share of Series A Preferred Stock. No fractional shares or scrip representing fractional shares are to be issued upon conversion of the Series A Preferred Stock. As to any fraction of share that the holder of Series A Preferred Stock would otherwise be entitled to purchase upon conversion, we shall, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the conversion price, or round up to the next whole share.

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The holders of Series A Preferred Stock cannot convert the Series A Preferred Stock if, after giving effect to the conversion, the number of shares of our common stock beneficially held by the holder (together with such holder’s affiliates) would be in excess of 4.99% (or, upon election by a holder prior to the issuance of any shares, 9.99% of the number of shares of our common stock issued and outstanding immediately after giving effect to the issuance of any shares of common stock issuance upon conversion of the Series A Preferred Stock held by the holder).

We are also prevented from issuing shares of our common stock upon conversion of the Series A Preferred Stock or exercise of the August Warrants (as defined below), which, when aggregated with any shares of our common stock issued on or after the issuance date and prior to such conversion date or exercise date, as applicable (i) in connection with any conversion of the Series A Preferred Stock issued pursuant to that certain securities purchase agreement entered into on August 14, 2019 by and among us and the investors thereto, or SPA, (ii) in connection with the exercise of any August Warrants issued pursuant to the SPA, and (iii) in connection with the exercise of any warrants issued to any registered broker-dealer as a fee in connection with the issuance of the securities pursuant to the SPA, would exceed 4,459,725 shares of common stock, or 19.99% Cap. This prohibition will terminate upon the approval by our stockholders of a release from such 19.99% Cap.

Mandatory Conversion Rights

In the event the closing price on The NASDAQ Capital Market is 100% greater than the then-base conversion price on each trading day for any twenty trading days during a consecutive thirty trading day period, we may, within one trading day after the later of stockholder approval to issue a number of shares of common stock in excess of the 19.99% Cap and the date that the conversion shares registration statement filed by us with the Securities and Exchange Commission, or SEC, is declared effective, notify each holder of Series A Preferred Stock that all or part of such holder’s Series A Preferred Stock, plus all liquidated damages and other amounts due, were converted into shares of common stock. Any mandatory conversion will be made into the number of shares of common stock determined on the same basis as the optional conversion rights above.

Conversion Price Adjustments

The conversion price of the Series A Preferred Stock is subject to certain customary adjustments, including upon certain subsequent equity sales and rights offerings. The conversion price is also subject to downward adjustments if we issue shares of our common stock or securities convertible into or exercisable for shares of common stock, other than specified excluded securities, at per share prices less than the then-base conversion price. In this event, the conversion price shall be reduced to then-base conversion price.

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The conversion price is also subject to adjustment if we issue rights, options, or warrants to holders of common stock entitling them to subscribe for or purchase shares of common stock at a price per share that is lower than the volume weighted average price on the date for determination of stockholders entitled to receive such rights, option, or warrants. In this event, the conversion price shall be multiplied by a fraction of which the denominator is the number of shares of common stock outstanding on the date of issuance of such rights, options, or warrants plus the number of additional shares of common stock offered for subscription or purchase, and the numerator shall be the number of shares of common stock outstanding on the date of issuance of such rights, options, or warrants plus the number of shares that the aggregate offering price of the total number of shares so offered would purchase at such volume weighted average price.

If we distribute to holders of common stock evidences of our indebtedness or assets, including cash and cash dividends, or rights or warrants to subscribe for or purchase any security, subject to certain limitations, then the conversion price shall be adjusted by multiplying the conversion price then in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the volume weighted average price determined as of the record date, and of which the numerator shall be the volume weighted average price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness or rights or warrants so distributed applicable to one outstanding share of our common stock as determined by our board of directors in good faith.

In the event of a Fundamental Transaction (as defined below) while the Series A Preferred Stock is outstanding, holders of Series A Preferred Stock shall have the right to receive, for each share of common stock issuable upon conversion of the shares of our Series A Preferred Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the number of shares of common stock of the successor or acquiring corporation or of us, if we are the surviving corporation, and any additional consideration receivable as a result of the Fundamental Transaction by a holder of the number of shares of common stock for which the Series A Preferred Stock is convertible immediately prior to such Fundamental Transaction. A “Fundamental Transaction” is defined as any time while the Series A Preferred Stock is outstanding (a) we, directly or indirectly, in one or more related transactions shall effect any merger or consolidation of us with or into another person, (b) we, directly or indirectly, effect any sale, lease, license, assignment, transfer, conveyance, or other disposition of all or substantially all of our assets in one or a series of related transactions, (c) any, direct or indirect, purchase offer, tender offer, or exchange offer (whether by us or another person) is completed pursuant to which holders of our common stock are permitted to sell, tender, or exchange their shares for other securities, cash, or property and has been accepted by the holders of a majority of the outstanding common stock, (d) we, directly or indirectly, in one or more related transactions effect any reclassification, reorganization or recapitalization of our common stock or any compulsory share exchange, pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property, or (e) we, directly or indirectly, in one or more related transactions consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, or scheme of arrangement) with another person, whereby such other person acquires more than 50% of the outstanding shares of common stock (not including any shares of common stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination).

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Voting Rights and Protective Provisions

The holders of Series A Preferred Stock have no voting rights. However, we cannot, without the affirmative vote of the holders of a majority of the then-outstanding shares of Series A Preferred Stock:

●	authorize or create any class of stock ranking as to dividends, redemption, or distribution of assets upon a liquidation senior to, or otherwise pari passu with, the Series A Preferred Stock;

●	amend our articles of incorporation, or other charter documents in any manner that materially and adversely affects any rights of the holders;

●	increase the number of authorized shares of Series A Preferred Stock; or

●	enter into any agreement with respect to any of the foregoing.

As long as any shares of Series A Preferred Stock are outstanding, unless the holders of at least 75% in Stated Value of the then-outstanding shares of Series A Preferred Stock have otherwise given prior written consent, we cannot, directly or indirectly:

●	other than permitted indebtedness, as long as 25% of the then-outstanding shares of Series A Preferred Stock issued pursuant to the SPA are then outstanding, enter into, create, incur, assume, guarantee, or suffer to exist any indebtedness for borrowed money of any kind that is or may be senior to the Series A Preferred Stock in dividend rights or liquidation preference, including, but not limited to, a guarantee, on or with respect to any of our property or assets now owned or hereafter acquired or any interest therein of any income or profits therefrom;

●	other than permitted liens, enter into, create, incur, assume, or suffer to exist any liens of any kind, on or with respect to any of our property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

●	amend our charter documents, including, without limitation, our articles of incorporation and bylaws, in any manner that materially and adversely affects any rights of the holder;

●	repay, repurchase, or offer to repay, repurchase, or otherwise acquire more than a de minimis number of shares of our common stock, common stock equivalents or junior securities, other than as to (a) the conversion shares or warrant shares as permitted under the transaction documents and (b) repurchases of common stock or common stock equivalents of departing officers and directors, provided that such repurchases shall not exceed an aggregate of $100,000.00 for all officers and directors for so long as the Series A Preferred Stock is outstanding;

●	pay cash dividends or distributions on junior securities;

●	enter into any transaction with any affiliate of us that would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arm’s length basis and expressly approved by a majority of the disinterested directors of us (even if less than a quorum otherwise required for board approval); or

●	enter into any agreement with respect to the foregoing.

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Reservation of Shares

We initially were required to reserve 3,245,162 shares of common stock for issuance upon conversion of shares of Series A Preferred Stock and are required to maintain a sufficient number of reserved shares of common stock to allow for the conversion of all shares of Series A Preferred Stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Anti-Takeover Effects of Nevada Law and Our Articles of Incorporation and Bylaws

Some provisions of Nevada law, our articles of incorporation, and our bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

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Undesignated Preferred Stock. The ability of our board of directors, without action by the stockholders, to issue up to 15,000,000 shares of preferred stock, which was previously authorized but remain undesignated, other than the Series A Preferred Stock, with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by our president, by all of the directors provided that there are no more than three directors, or if more than three, by any three directors, or by the holder of a majority of our capital stock.

Stockholder Action by Written Consent. Our bylaws allow for any action that may be taken at any annual or special meeting of the stockholders to be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Stockholders Not Entitled to Cumulative Voting. Our bylaws do not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Nevada Business Combination Statutes. The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

●	the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

●	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

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A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Nevada Control Share Acquisition Statutes. The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of us.

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Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least a majority of the total voting power of all of our outstanding voting stock.

The provisions of Nevada law, our articles of incorporation, and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Outstanding Warrants

Common Stock Purchase Warrants

Exercisability. The warrants are exercisable immediately upon issuance and at any time for the five-year period from the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below).

Cashless Exercise. In the event that a registration statement covering shares of our common stock underlying the warrants is not available for the resale of such shares of our common stock underlying the warrants, the holder may, in its sole discretion, exercise the warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the warrant. In no event will we be required to make any cash payments or net cash settlement to the registered holder in lieu of issuing shares of our common stock underlying the warrants.

Exercise Price. The initial exercise price per-whole share of our common stock purchasable upon exercise of the warrants is $3.443, or 110% of the effective offering price. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits stock combinations, reclassifications, or similar events affecting our common stock and also upon any distribution of assets, including cash, stock, or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be transferred at the option of the holders upon surrender of the warrants together with the appropriate instruments of transfer.

Exchange Listing. The warrants are listed on The NASDAQ Capital Market under the symbol “VERBW.” Trading commenced at the open of the market on April 5, 2019. We cannot provide assurances that a trading market for the warrants will develop or be maintained.

Fundamental Transaction. If, at any time while the warrants are outstanding, (a) we consolidate or merge with or into another corporation and we are not the surviving corporation, (b) we sell, lease, license, assign, transfer, convey, or otherwise dispose of all or substantially all of our assets, (c) any purchase offer, tender offer, or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of shares of our common stock are permitted to sell, tender, or exchange their shares of our common stock for our other securities, cash, or property and has been accepted by the holders of 50% or more of the outstanding shares of our common stock, (d) we effect any reclassification or recapitalization of shares of our common stock or any compulsory share exchange pursuant to which the shares of our common stock are converted into or exchanged for other securities, cash, or property, or (e) we consummate a stock or share purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of the outstanding shares of our common stock, each, a “Common Stock Purchase Warrant Fundamental Transaction,” then upon any subsequent exercise of the warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash, or property as it would have been entitled to receive upon the occurrence of such Common Stock Purchase Warrant Fundamental Transaction if it had been immediately prior to such Common Stock Purchase Warrant Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Common Stock Purchase Warrant Fundamental Transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of the warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

August 2019 Warrants

On August 14, 2019, we entered into the SPA with certain purchasers named therein, or the Preferred Purchasers, pursuant to which we agreed to issue and sell to the Preferred Purchasers, in addition to shares of our Series A Preferred Stock, warrants, which we refer to as the August Warrants, to purchase up to approximately 3.87 million shares of our common stock. We closed the offering on August 14, 2019 and issued 5,030 shares of Series A Preferred Stock and granted the August Warrants exercisable for up to 3,245,162 shares of common stock in connection therewith. We received gross proceeds equal to $5,030,000.

Exercisability. The warrants are exercisable from and after six months after the date of issuance and at any time for the five-year period from the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below).

Cashless Exercise. In the event that a registration statement covering shares of our common stock underlying the warrants is not available for the resale of such shares of our common stock underlying the warrants, the holder may, in its sole discretion, exercise the warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the warrant. In no event will we be required to make any cash payments or net cash settlement to the registered holder in lieu of issuing shares of our common stock underlying the warrants.

Exercise Price. The initial exercise price per-whole share of our common stock purchasable upon exercise of the warrants was $1.88. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications, or similar events affecting our common stock and also upon any distribution of assets, including cash, stock, or other property to our stockholders. If we or any subsidiary, at any time while the August Warrants are outstanding, sell or grant any option to purchase, or sell or grant any right to reprice or otherwise dispose of or issue any common stock or common stock equivalents at an effective price less than the exercise price then in effect, then the exercise price shall be reduced to the lower exercise price then in effect, subject to adjustment for reverse and forward stock splits, recapitalizations, and similar transactions and subject to certain exceptions. If we, at any time while the August Warrants are outstanding, issue rights, options, or warrants to all holders of common stock entitling them to subscribe for or purchase shares of common stock at a price per share less than the volume weighted average price on the record date mentioned below, then the exercise price shall be multiplied by a fraction, of which the denominator shall be the number of shares of common stock outstanding on the date of issuance of such rights, options, or warrants plus the number of additional shares of common stock offered for subscription or purchase, and of which the numerator shall be the number of shares of common stock outstanding on the date of issuance of such rights, options, or warrants plus the number of shares that the aggregate offering price of the total number of shares so offered (assuming receipt by us in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such volume weighted average price. Such adjustment shall be made whenever such rights, options, or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options, or warrants.

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Transferability. Subject to applicable laws, the warrants may be transferred at the option of the holders upon surrender of the warrants together with the appropriate instruments of transfer.

Exchange Listing. Our August Warrants are not listed on any securities exchange or other trading system and we do not intend to apply for listing on any securities exchange or other trading system.

Fundamental Transaction. If, at any time while the warrants are outstanding, (a) we consolidate or merge with or into another corporation and we are not the surviving corporation, (b) we sell, lease, license, assign, transfer, convey, or otherwise dispose of all or substantially all of our assets, (c) any purchase offer, tender offer, or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of shares of our common stock are permitted to sell, tender, or exchange their shares of our common stock for our other securities, cash, or property and has been accepted by the holders of 50% or more of the outstanding shares of our common stock, (d) we effect any reclassification or recapitalization of shares of our common stock or any compulsory share exchange pursuant to which the shares of our common stock are converted into or exchanged for other securities, cash, or property, or (e) we consummate a stock or share purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of the outstanding shares of our common stock, each, an “August Warrant Fundamental Transaction,” then upon any subsequent exercise of the warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash, or property as it would have been entitled to receive upon the occurrence of such August Warrant Fundamental Transaction if it had been immediately prior to such August Warrant Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the August Warrant Fundamental Transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of the warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

February 2020 Warrants

In connection with our private placement of common stock in February 2020, the Preferred Purchasers who, as of February 7, 2020, continued to own shares of our Series A Preferred Stock (a) waived their respective rights, or the February 2020 Waiver, to participate in our private placement, and (b) declined to accept the price protection rights to which they otherwise were entitled as holders of shares of our Series A Preferred Stock. In connection with the February 2020 Waiver, we granted to each of our Preferred Purchasers who continued to own shares of our Series A Preferred Stock as of February 7, 2020 a five-year common stock purchase warrant, or February 2020 Warrants, the terms of which are substantially similar to the terms of our August Warrants, with the sole material differences being the grant date and the $1.55 per-share exercise price. The initial per-share exercise price of our August Warrants was $1.88 and, by virtue of our private placement, the per-share exercise price was modified to $1.20. Our February 2020 Warrants are not listed on any securities exchange or other trading system and we do not intend to apply for listing on any securities exchange or other trading system.

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As of May 5, 2020, we had 13,651,051 shares of our common stock underlying outstanding warrants, having a weighted-average exercise price of approximately $2.72 per share.

Outstanding Options and Awards

As of May 5, 2020, we had 4,532,608 shares of our common stock underlying outstanding stock options, having a weighted-average exercise price of approximately $1.72 per share, and 2,341,305 restricted stock awards having a weighted-average grant date fair value of 1.40 issued under our 2019 Omnibus Incentive Plan, respectively.

Choice of Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the courts in the State of Nevada shall be the exclusive forum for any litigation relating to our internal affairs, including, without limitation: (a) any derivative action brought on behalf of us, (b) any action asserting a claim for breach of fiduciary duty to us or our stockholders by any current or former officer, director, employee, or agent of us, or (c) any action against us or any current or former officer, director, employee, or agent of us arising pursuant to any provision of the NRS, the articles of incorporation, or the bylaws.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598. Its telephone number is 855-9VSTOCK.

Listing

Shares of our common stock are being traded on The NASDAQ Capital Market under the symbol “VERB.” Our common stock purchase warrants are being traded on The NASDAQ Capital Market under the symbol “VERBW.”

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